                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of [March], 2003


                                MIRAE CORPORATION

                 (Translation of registrant's name into English)


               #9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200
                                REPUBLIC OF KOREA

                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F (X)                   No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ( )                         No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated March 26, 2003. Attached is English language version of the notice.

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The following table sets forth the details of an advance to the 3/rd/ party.

----------------------------------------------------------------------------------------------------------------
1. Related party                         Name of the person                     Chan-Kyong Kim

                                         -----------------------------------------------------------------------
                                         Relation to the Company                None

----------------------------------------------------------------------------------------------------------------
2. The Amount of Advance                 6,649,000,000 won

----------------------------------------------------------------------------------------------------------------
3. The Condition of Advance              Rate                                   4.0%

                                         -----------------------------------------------------------------------
                                         Period                                 10 years

----------------------------------------------------------------------------------------------------------------
4. The Stipulation of Advance            Removal of Fixed collecteral right

----------------------------------------------------------------------------------------------------------------
5. The Reason of Advance                 To remove a fixed collecteral right on
                                         1306-6 & 7 Seocho-Dong,
                                         Seocho-Gu, Seoul, Republic of Korea
----------------------------------------------------------------------------------------------------------------
6. The Accumulated Amount                6,649,000,000 won
   of Advance
----------------------------------------------------------------------------------------------------------------
   -  Capital                            12,463,750,000 won
      (as of December 31, 2002)
----------------------------------------------------------------------------------------------------------------
   -  Ratio to Capital                   53.3%

----------------------------------------------------------------------------------------------------------------
7. Date of Decision                      March 25, 2003
   (by Board of Directors)
----------------------------------------------------------------------------------------------------------------
   -- Attendance of Independent          Yes: --
      Directors                          No: --
----------------------------------------------------------------------------------------------------------------
   -  Attendance of Auditors             No

----------------------------------------------------------------------------------------------------------------
8. The Total Assets                      210,725,404,921 won

----------------------------------------------------------------------------------------------------------------
9. Others                                The repayment method can be re-negotiated and modified
                                         according to the circumstances
----------------------------------------------------------------------------------------------------------------

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                                   SIGNATURES



        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 26, 2003



By          MiRi Chung
  ------------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team